Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

GRANT OF RESTRICTED SHARE UNIT AWARDS

Baozun Inc. (the “Company”, together with its consolidated subsidiaries and its affiliated consolidated entities, the “Group”) hereby announces that on November 24, 2023 (Hong Kong time), the Company granted restricted share unit awards (the “RSUs”) under the 2022 share incentive plan of the Company (the “2022 Plan”) to certain grantees (the “Grantees”), the details of which are set forth as follows.

Date of Grant:	November 24, 2023 (Hong Kong time) (the “Grant Date”)

Number of RSUs granted:	77,019

Number of underlying Class A ordinary shares of the Company:	77,019 Class A ordinary shares (the “Share(s)”) or 25,673 American depository shares (the “ADS(s)”) of the Company

The Grantees:	3 Grantees who are all employees of the Group.

None of the grants are required to be disclosed on an individual basis pursuant to Rule 17.06A(2) of Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Purchase price:	The Grantees are not required to pay any purchase price for the Shares issuable under the RSUs.

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Closing price of the Shares on the Grant Date:	HK$7.71 per Share for Shares traded on the Stock Exchange on November 24, 2023 (Hong Kong time), being the trading day on the Stock Exchange on the Grant Date.

US$2.93 per ADS, for ADSs traded on the Nasdaq Global Select Market on November 22, 2023 (United States time), being the latest trading day on the Nasdaq Global Select Market immediately before the Grant Date.

Vesting period and conditions:	Subject to the satisfaction of the individual performance review and satisfaction of certain milestones or performance targets relating to the Group including but not limited to the growth of revenue and profit of the Group for the relevant period as set out in the award agreements applicable to the respective Grantees, the vesting schedules are set as follows:

Number of Grantees	Number of RSUs	Vesting period	Circumstances for any shorter vesting period
2 employees	54,000	15% of the RSUs shall be vested on October 10, 2024; 25% of the RSUs shall be vested on October 10, 2025; 30% of the RSU shall be vested on October 10, 2026; a n d t h e remaining 30% of the RSUs shall be vested on October 10, 2027	Not applicable

1 employee	23,019	100% of the RSUs shall be vested on October 10, 2024	Grants of RSUs with performance based vesting conditions according to the terms and conditions of the 2022 Plan

Clawback mechanism:	Subject to the terms and conditions in the 2022 Plan, the RSUs may be forfeited or clawbacked if the Grantees (i) seriously commit or persistently breach or not comply with any policy of the Group or any applicable laws and rules applicable to such Grantee, including but not limited to the applicable employee handbook; (ii) engage in intentional misconduct or gross negligence in such Grantee’s duties which result in a material loss of the Group; (iii) engage in any gross misconduct; or (iv) engage in any activity which is inimical, contrary or harmful to the interests of the Company.

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The RSUs are subject to the terms and conditions of the 2022 Plan and award agreements applicable to the Grantees. Details of the 2022 Plan are set out in Appendix IV – The 2022 Plan of the circular of the Company dated October 5, 2022.

As of the date of this announcement, 8,023,244 Shares remained available for future grants under the 2022 Plan in accordance with the terms of the 2022 Plan.

By order of the Board Baozun Inc. Vincent Wenbin Qiu Chairman

Hong Kong, November 24, 2023

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* for identification purposes only

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